

Financial Statements

Koios Medical Inc
12/31/24

inDinero

340 S. Lemon Street #4637
Walnut, CA 91789
P: 844-622-6868

Koios Medical, Inc.
Profit and Loss
January - December 2024

	Total
Income	
4-1-000 Sales	
4-1-200 Subscription Fee - PACS	0.00
4-1-201 Breast Domestic	167,088.26
4-1-202 Breast International	183,014.53
4-1-203 Thyroid Domestic	127,706.96
4-1-204 Thyroid International	57,221.35
Total 4-1-200 Subscription Fee - PACS	$ 535,031.10
4-1-300 Initial/Implementation Fee - PACS	107,100.00
4-1-304 Thyroid International	0.00
Total 4-1-300 Initial/Implementation Fee - PACS	$ 107,100.00
4-1-400 Subscription Fee - Partnerships/Scanner	
4-1-403 Thyroid Domestic	-4,800.00
Total 4-1-400 Subscription Fee - Partnerships/Scanner	-$ 4,800.00
Total 4-1-000 Sales	$ 637,331.10
Total Income	$ 637,331.10
Cost of Goods Sold	
5-1-000 Cost of Goods Sold	7,847.68
5-1-200 Customer Success	
5-1-201 Salaries & Wages	217,829.70
5-1-202 Bonuses	11,903.79
5-1-203 Payroll Taxes	16,666.06
5-1-204 Benefits	0.00
Total 5-1-200 Customer Success	$ 246,399.55
5-1-600 Meals and Entertainment	
5-1-601 Meals	11.65
Total 5-1-600 Meals and Entertainment	$ 11.65
5-1-602 Entertainment	346.40
5-1-700 Travel	12,443.15
Total 5-1-000 Cost of Goods Sold	$ 267,048.43
Total Cost of Goods Sold	$ 267,048.43
Gross Profit	$ 370,282.67
Expenses	
6-1-000 General administrative expenses	
6-1-100 Payroll Expenses	
6-1-101 Salaries & Wages	624,285.70
6-1-102 Bonuses	119,249.96
6-1-104 Payroll Taxes	46,317.60
6-1-105 Benefits	2,974.16
Total 6-1-100 Payroll Expenses	$ 792,827.42
6-1-200 Software Subscriptions	126,944.87
6-1-300 Professional Services	3,920.00
6-1-301 Legal	
6-1-302 Legal Patent/Trademark/IP	30,217.04
6-1-303 Legal-general	11,758.00
Total 6-1-301 Legal	$ 41,975.04
6-1-304 Accounting	
6-1-305 External Accounting Fees	80,586.13
6-1-306 Audit Fees	94,060.00
6-1-307 Tax	190.64
Total 6-1-304 Accounting	$ 174,836.77
6-1-309 Regulatory	77,263.98
6-1-310 Other	3,577.09
6-1-630 Consulting	349,044.62
Total 6-1-300 Professional Services	$ 650,617.50
6-1-400 Insurance Expense	281,507.90
6-1-401 Worker's Compensation	3,771.89
6-1-402 Business Owners' Insurance	51,684.90
Total 6-1-400 Insurance Expense	$ 336,964.69
6-1-500 Office Expenses	1,498.50
6-1-501 Supplies	3,079.80
6-1-502 Computer Equipment	191.92
6-1-503 Postage and Delivery	3,007.99
6-1-504 Rent Expense	91,435.10
6-1-505 Utilities	22,526.31
6-1-506 Telephone, Telecommunications	15,736.82
Total 6-1-500 Office Expenses	$ 137,476.44
6-1-600 Meals and Entertainment	416.62
6-1-601 Meals	5,337.34
6-1-602 Entertainment	24,362.87
Total 6-1-600 Meals and Entertainment	$ 30,116.83
6-1-700 Travel	64,939.80
6-1-900 Fees	142.44

6-1-982 Finance and Related Fees		2,059.42
6-1-983 Fees - Other		17,571.87
Total 6-1-900 Fees	$	19,773.73
6-1-910 Training and Development		10,489.06
6-1-930 FDA Registration Fees		5,973.37
6-1-950 Miscellaneous Expense		270.53
6-1-965 Bad Debt		-24,000.00
Total 6-1-000 General administrative expenses	$	2,152,394.24
7-1-000 ENGINEERING		
7-1-100 Payroll Expenses		
7-1-101 Salaries & Wages		515,359.09
7-1-102 Bonuses		82,225.04
7-1-104 Payroll Taxes		40,172.97
7-1-105 Benefits		0.00
Total 7-1-100 Payroll Expenses	$	637,757.10
7-1-200 Travel		2,845.96
7-1-300 Meals and Entertainment		
7-1-301 Meals		2,127.06
Total 7-1-300 Meals and Entertainment	$	2,127.06
7-1-400 Engineering Software Subscriptions		10,304.93
Total 7-1-000 ENGINEERING	$	653,035.05
7-2-000 PRODUCT		
7-2-100 Payroll Expenses		
7-2-101 Salaries & Wages		830,372.20
7-2-102 Bonuses		82,731.72
7-2-104 Payroll Taxes		52,146.98
7-2-105 Benefits		0.00
Total 7-2-100 Payroll Expenses	$	965,250.90
7-2-200 Travel		1,063.15
7-2-400 Product Software Subscriptions		9,726.70
7-2-600 Product Engineering Consulting		274,996.68
7-2-700 Clinical Trial Fees		3,332.00
Total 7-2-000 PRODUCT	$	1,254,369.43
8-1-000 Sales.		
8-1-100 Payroll Expenses		
8-1-101 Salaries & Wages		605,879.15
8-1-102 Bonuses		117,000.00
8-1-104 Payroll Taxes		40,669.99
8-1-105 Commission		5,500.00
8-1-106 Benefits		0.00
Total 8-1-100 Payroll Expenses	$	769,049.14
8-1-201 Travel		20,061.00
8-1-300 Meals and Entertainment		
8-1-301 Meals		1,431.26
8-1-302 Entertainment		10,815.70
Total 8-1-300 Meals and Entertainment	$	12,246.96
Total 8-1-000 Sales.	$	801,357.10
8-2-000 Marketing		
8-2-100 Payroll Expenses		
8-2-101 Salaries & Wages		114,747.37
8-2-102 Bonuses		18,849.96
8-2-104 Payroll Taxes		7,943.30
8-2-105 Benefits		0.00
Total 8-2-100 Payroll Expenses	$	141,540.63
8-2-300 Meals and Entertainment		
8-2-302 Entertainment		460.56
Total 8-2-300 Meals and Entertainment	$	460.56
8-2-400 Marketing Software Subscriptions		8,792.48
8-2-600 Marketing Conference		131,433.53
8-2-700 Advertising and Promotion		3,500.80
8-2-702 Public Relations		195.00
8-2-703 Advertising		119.08
Total 8-2-700 Advertising and Promotion	$	3,814.88
8-2-800 Consultants & Contractors		15,000.00
Total 8-2-000 Marketing	$	301,042.08
Total Expenses	$	5,162,197.90
Net Operating Income		-$4,791,915.23
Other Income		
9-1-120 Interest Income		0.06
9-1-130 Other Income		19,756.10
Total Other Income	$	19,756.16
Other Expenses		
Unrealized Gain or Loss		0.00
9-1-140 Taxes - State and Local		3,443.12
9-1-150 Interest Expense		22,952.00
9-1-161 Exchange Gain or Loss		-534.45
9-1-170 Depreciation Expense		5,983.50
Total Other Expenses	$	31,844.17
Net Other Income	-$	12,088.01
Net Income		-$4,804,003.24

Koios Medical, Inc.
Balance Sheet
As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
1010 TD Bank	0.00
1020 TD Bank Money Market	0.00
1030 TD Bank Savings	0.00
1040 Chase Bank 5022	1,000.11
1050 Chase Bank 6209	44,414.31
1060 Chase Bank 6217	942.33
1072 Bill.com Money Out Clearing	0.00
1800 JP Morgan Money Market	69.32
CD 1036	0.00
CD 1037	0.00
CD 1038	0.00
PPP Checking 9378	0.00
Total Bank Accounts	**$ 46,426.07**
Accounts Receivable	
1100 Accounts Receivable	106,557.39
Total Accounts Receivable	**$ 106,557.39**
Other Current Assets	
1110 Due from Chad McClennan	3,291.68
1120 Due from TCG	26,197.08
1200 Undeposited Funds	0.00
1400 Prepaid Expenses	59,401.93
1410 Prepaid Insurance	31,036.95
1600 Other Receivables	0.00
1700 Security Deposits Asset	55,717.10
1900 Certificate of Deposit	0.00
1950 Accrued Interest on CD	0.00
Total 1900 Certificate of Deposit	**$ 0.00**
Accrued Revenue	0.00
Contributions Receivable	0.00
Total Other Current Assets	**$ 175,644.74**
Total Current Assets	**$ 328,628.20**
Fixed Assets	
1500 Furniture and Equipment	197,528.46
1510 Office Equipment	0.00
1520 Medical Equipment	5,369.05
1530 Accumulated Depreciation	-188,126.83
Total Fixed Assets	**$ 14,770.68**
Other Assets	
1810 capitalized labor	0.00
1820 capitalized payroll taxes	0.00
1830 Legal Patents	0.00
1860 Accumulated Amortization	0.00
Total 1830 Legal Patents	**$ 0.00**
1840 Start up costs Legal	0.00
1870 Right of Use Asset	206,668.78
1875 ROU Amortization	-177,352.90
Total 1870 Right of Use Asset	**$ 29,315.88**
Total Other Assets	**$ 29,315.88**
TOTAL ASSETS	**$ 372,714.76**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	381,610.06
Accounts Payable (A/P) - CAD	236.03
Accounts Payable (A/P) - EUR	0.00

Accounts Payable (A/P) - GBP	3,332.00
Accounts Payable (A/P) - SGD	0.00
Total Accounts Payable	**$ 385,178.09**
Credit Cards	
2010 Chase Ink 7269	31,794.15
TD Bank Credit Card Payable	0.00
TD Bank LF	0.00
Total Credit Cards	**$ 31,794.15**
Other Current Liabilities	
2150 Payroll payable	276.76
2160 Lease Liability - Current	29,315.88
2200 Accrued Expenses	194,660.13
2400 Accrued Payroll	34,969.65
2401 FSA Payable	-83.69
2410 Accrued Bonus	295,556.64
2500 Revolving Promissory Notes	
2505 Bridge Loan - Kara Glasgold	0.00
2510 Bridge Loan - McClennan	0.00
2515 Loan - Joyce Glasgold	32,160.00
2516 Loan - Mark Glasgold	32,229.03
2517 Loan - Robert Glasgold	26,578.08
2518 Loan - Richard Meyer	15,991.26
2519 Loan - Marc Friedman	21,486.03
2520 Loan - Mark Duhaime	53,665.75
2521 Loan - Roger Cagann	158,482.22
Total 2500 Revolving Promissory Notes	**$ 340,592.37**
2800 Deferred Rent	0.00
2900 Deferred Revenue	494,851.21
2925 Bespoke Limited Ventures LOC	250,000.00
2950 PPP Loan	0.00
2955 SuperNova Loan 773-1	50,000.00
Sales Tax Payable - NY	244.06
Total Other Current Liabilities	**$1,690,383.01**
Total Current Liabilities	**$2,107,355.25**
Long-Term Liabilities	
2600 Convertible Notes Debt	0.00
2610 Accrued Interest on Convertible Notes	0.00
Total 2600 Convertible Notes Debt	**$ 0.00**
2690 Lease Liability - Longterm	0.00
2700 Interest due to Shareholders	0.00
Total Long-Term Liabilities	**$ 0.00**
Total Liabilities	**$2,107,355.25**
Equity	
3100 Common Stock	71.90
3110 APIC - Common Stock	2,800,501.74
Total 3100 Common Stock	**$2,800,573.64**
3200 APIC - stock options	155,848.00
3201 APIC - conversion feature on debt	1,211,748.00
3300 Preferred Stock	62.75
3350 APIC - Preferred Stock	16,414,989.93
Total 3300 Preferred Stock	**###########**
3301 Offerring costs - PFS	-93,141.00
3400 Preferred Stock - Series B	73.83
3410 APIC - Preferred Stock Series B	16,805,873.24
Total 3400 Preferred Stock - Series B	**###########**
3500 Preferred Stock Conversion Fees	-93,995.25
3800 Treasury Stock	-2,271,550.00
3900 Retained Earnings	###########
Net Income	-4,804,003.24
Total Equity	**###########**
TOTAL LIABILITIES AND EQUITY	**$ 372,714.76**

Koios Medical, Inc.
Statement of Cash Flows
January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-4,804,003.24
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable	-74,807.39
1110 Due from Chad McClennan	-290.47
1120 Due from TCG	-3,809.22
1400 Prepaid Expenses	14,625.48
1410 Prepaid Insurance	4,097.49
1875 Right of Use Asset:ROU Amortization	76,598.47
2100 Accounts Payable	259,838.99
Accounts Payable (A/P) - CAD	236.03
Accounts Payable (A/P) - GBP	3,332.00
Accounts Payable (A/P) - SGD	0.00
2010 Chase Ink 7269	-10,809.56
2160 Lease Liability - Current	-76,598.47
2200 Accrued Expenses	134,660.76
2400 Accrued Payroll	5,448.28
2401 FSA Payable	-1,502.35
2410 Accrued Bonus	295,556.64
2515 Revolving Promissory Notes:Loan - Joyce Glasgold	32,160.00
2516 Revolving Promissory Notes:Loan - Mark Glasgold	32,229.03
2517 Revolving Promissory Notes:Loan - Robert Glasgold	26,578.08
2518 Revolving Promissory Notes:Loan - Richard Meyer	15,991.26
2519 Revolving Promissory Notes:Loan - Marc Friedman	21,486.03
2520 Revolving Promissory Notes:Loan - Mark Duhaime	53,665.75
2521 Revolving Promissory Notes:Loan - Roger Cagann	158,482.22
2900 Deferred Revenue	-77,674.77
2925 Bespoke Limited Ventures LOC	250,000.00
2955 SuperNova Loan 773-1	50,000.00
Sales Tax Payable - NY	244.06
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 1,189,738.34
Net cash provided by operating activities	-$ 3,614,264.90
INVESTING ACTIVITIES	
1500 Furniture and Equipment	-1,410.65
1520 Medical Equipment	-5,369.05
1530 Accumulated Depreciation	5,983.50
Net cash provided by investing activities	-$ 796.20
FINANCING ACTIVITIES	
3100 Common Stock	0.58
3110 Common Stock:APIC - Common Stock	10,859.16
3400 Preferred Stock - Series B	30.44
3410 Preferred Stock - Series B:APIC - Preferred Stock Series B	1,544,746.14
3500 Preferred Stock Conversion Fees	-24,977.50
3900 Retained Earnings	7,006.50
Net cash provided by financing activities	$ 1,537,665.32
Net cash increase for period	-$ 2,077,395.78
Cash at beginning of period	2,123,821.85
Cash at end of period	$ 46,426.07

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

1. ORGANIZATION AND PURPOSE

Koios Medical, Inc. (the "Company") is a corporation organized on April 6, 2011 under the laws of Delaware as "Clearview Diagnostics, Inc." With its amended and restated Certificate of Incorporation of April 26, 2018, the Company changed its name to Koios Medical, Inc. The Company is a privately held medical technology company specializing in the application of artificial intelligence learning to diagnostic radiology.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") of the Financial Accounting Standards Board ("FASB").

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. These are valued at cost which approximates market value.

d) Legal Fees

Legal fees consist of legal services provided for the operations of the Company, intellectual property of the Company, and any equity or debt financings.

e) Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with

Unaudited

ASC Topic 740, Income Taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company also accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes. This guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company's income tax returns. As of December 31, 2024, the Company had no uncertain tax positions which affected its financial position, its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. There are no estimated interest costs or penalties provided for in the Company's financial statements for the years ended December 31, 2024. If at any time the Company should record interest and penalties in connection with income taxes, the interest and the penalties will be expensed within the interest and general and administrative expenses.

f) Accounts Receivable

Accounts receivable are reported at their outstanding unpaid balance reduced by an allowance for doubtful accounts. The Company estimates allowance for doubtful accounts based on historical experience and management's evaluation of outstanding receivables. Accounts are written off when they are deemed uncollectible. As of December 31, 2024, management determined that no allowance for doubtful accounts is required.

g) Property, plant and equipment

The Company accounts for income taxes using the asset and liability method in accordance with Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

Property recorded as furniture is depreciated over 5 years. Expenditures for repairs and maintenance are expensed as incurred.

h) Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Software access and support revenue is recognized over the term of the contract. Installation revenue is recognized when the service is performed.

i) Cost of sales

Costs of sales includes expenses directly related to the deployment of Koios DS software. These expenses include salaries, related payroll expenses, and travel and meals for employees associated with software deployment and enablement and engagement related to the training of end users of Koios DS software.

j) Deferred revenue

Deferred revenue is a liability primarily related to billings in advance of revenue recognition from the Company's software access and support revenue described above. Deferred revenue is recognized as the Company satisfies its performance obligations. The Company generally invoices its customers in annual installments. Amounts that have been invoiced are initially recorded in accounts receivable and deferred revenue. Deferred revenue that will be recognized in the succeeding 12-month period is recorded in other current liabilities on the balance sheet.

k) Research and development expenses

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct software image analysis testing and manufacture diagnostic supplies and materials. The Company accrues for costs incurred by external service providers, including contract research organizations and clinical investigators, based on its estimates of services performed and costs incurred. These estimates include the level of services performed by third parties, patient enrollment in clinical trials, administrative costs incurred by third parties, and other indicators of the services completed. Based on the timing of amounts invoiced by service providers, the Company may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as the related services are rendered.

3. RELATED PARTY TRANSACTIONS

The Customer Group is an entity managed and controlled by Koios Medical CEO, Chad McClennan. The Customer Group is not currently an active consulting operation. The Customer Group continues to use an American Express account. For convenience, Koios Medical has agreed to pay The Customer Group American Express account used by Koios Medical CEO Chad McClennan. The vast majority of any amounts charged to this American Express card are for expenses that are for Koios Medical. A very few expenses on this American Express card are the responsibility respectively of The Customer Group or Chad McClennan personally. Koios Medical finance personnel review all expenses on this American Expense card monthly and allocate the expenses to the appropriate party. Both The Customer Group and Chad McClennan have agreed to repay amounts advanced by Koios Medical and paid to America Express on their behalf. Koios Medical does not charge interest on outstanding amounts owed and there is at present no definitive date set for repayment.

4. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

Management is not currently involved with and does not know of any pending litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

5. GOING CONCERN

The accompanying financial statements have been prepared on the basis that the Company is a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company has generated relatively limited revenues from operations since inception but does expect to increase revenues substantially in the foreseeable future. The Company has financed its working capital requirements to date through the sale of common stock, preferred stock, and notes. The Company plans to raise additional funds through the sale of common stock, preferred stock and notes and may do so through a Crowdfunding round under Regulation CF, although there are no assurances the Company will be successful. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classifications of liabilities that may result should the Company be unable to continue as a going concern.

6. SUBSEQUENT EVENTS

The Company has taken on additional convertible debt of $150,000 due on December 21, 2025 and has raised 58,577 shares totaling $234,948 through April 1, 2025. All new equity issuances 2025 other than the exercise of options were Series B-3 Preferred Stock. The Company is also currently raising additional Series B-3 preferred equity in 2025. The Company currently has outstanding debt of $570,000 in promissory notes with approximately $629,259 (including interest) due at maturity on May 1, 2025. Management evaluated all activity of the Company through April 1, 2025 and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.